September 25, 2025

Mohammed Zaveri
Chief Executive Officer
Blackwell 3D Construction Corp.
701 South Carson Street
Suite 200
Carson City, NV 89701

        Re: Blackwell 3D Construction Corp.
            Offering Statement on Form 1-A
            Filed September 16, 2025
            File No. 024-12666
Dear Mohammed Zaveri:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Signatures, page 49

1. Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In particular, please provide the signature of your principal accounting officer.
General

2. Please provide updated financial statements as of and for the year ended May 31,
       2025, and file an updated auditor consent as an exhibit. Refer to Sections (b)(3) and
       (c) of Part F/S of Form 1-A for guidance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 September 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jonathan Leinwand, Esq.